Exhibit 1

The following document is an unofficial translation provided for the convenience of our English speaking readers.

                                      HAVAS

          Societe Anonyme (Corporation) with capital of EUR 122,513,404
                2, allee de Longchamp - 92150 Suresnes (France)
         Registry of Commerce and Companies of Nanterre No. 335 480 265

I.    Consolidated income statement

---------------------------------------------------------------------------------------------------------------------------
                        (In (euro) thousand)               Notes        1st half 2004        1st half 2003         2003
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Billings                                                                  4 999 859            5 573 399        10 969 782
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Turnover                                                                  2 738 110            2 868 342         5 490 233
Cost of sales                                                            (1 988 506)          (2 032 750)       (3 845 588)
Revenue                                                    IV.10            749 604              835 592         1 644 645

Compensation                                                               (418 335)            (497 159)         (968 316)
Other expenses  net                                                        (240 006)            (270 275)         (540 529)
Total operating expenses                                                   (658 341)            (767 434)       (1 508 845)
Operating income                                           IV.10             91 263               68 158           135 800
Financial income (expense)                                 IV.7             (25 906)             (19 279)          (44 766)
Profit before tax and exceptional items                                      65 357               48 879            91 034
Exceptional items                                          IV.8              (1 733)              (3 449)         (225 862)
Tax                                                                         (16 562)             (16 505)          (38 196)
Net income of fully consolidated companies                                   47 062               28 925          (173 024)
Income from associates (equity method)                                          694                  203               710
Net income before goodwill amort. & impairment                               47 756               29 128          (172 314)
Group share                                                                  43 234               25 022          (179 308)

Goodwill amortization and impairment                                        (29 350)             (83 295)         (216 820)
Consolidated net income                                                      18 406              (54 167)         (389 134)
Group share                                                                  13 935              (58 226)         (395 753)
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Earnings per share (in (euro))                             IV.9
Net income before goodwill amort. & impairment
     Basic earnings                                                            0,14                 0,08             (0,60)
     Diluted earnings                                                          0,14                 0,08             (0,60)
Consolidated net income
     Basic earnings                                                            0,05                (0,20)            (1,33)
     Diluted earnings                                                          0,05                (0,20)            (1,33)
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
EBIT                                                                         90 224               64 912           (89 352)
---------------------------------------------------------------------------------------------------------------------------

                                      1/12

II.   Consolidated balance sheet

--------------------------------------------------------------------------------------------------------------
                 ASSETS (In (euro) thousand)                    Notes            30.06.2004         31.12.2003
                                                                                     Net                Net
--------------------------------------------------------------------------------------------------------------
Goodwill                                                        IV.2             1 562 077          1 583 185

Other intangible assets                                                             47 856             53 544

Tangible assets                                                                    130 851            137 357
Land                                                                                   426                559
Buildings                                                                           40 282             39 251
Plant and Equipment                                                                 30 407             35 703
Others                                                                              59 736             61 844

Financial assets                                                                    41 629             22 606
Investments in non-consolidated companies                                            9 107              5 951
Associates' equity (equity method)                                                   1 912                968
Others                                                                              30 610             15 687
--------------------------------------------------------------------------------------------------------------
Total fixed assets                                              IV.10            1 782 413          1 796 692
--------------------------------------------------------------------------------------------------------------
Work in progress                                                                    40 114             59 794
Trade receivables                                                                1 179 274          1 131 729
Other debtors and sundry receivables                                               407 442            386 650
Deferred tax assets                                                                190 157            166 609
Marketable securities                                           IV.3               218 089            445 860
Cash                                                            IV.4               185 264            253 315
--------------------------------------------------------------------------------------------------------------
Total current assets                                            IV.10            2 220 340          2 443 957
--------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                     4 002 753          4 240 649
--------------------------------------------------------------------------------------------------------------


                                      2/12

------------------------------------------------------------------------------------------------------------------
         Liabilities and equity (In (euro) thousand)           Notes            30.06.2004              31.12.2003
------------------------------------------------------------------------------------------------------------------
Shareholders' equity (Group share)                                                658 357                 640 387
Share capital                                                                     122 509                 122 479
Share premium account                                                           1 188 201               1 789 950
Retained earnings                                                                (666 288)               (876 289)
Consolidated net income                                                            13 935                (395 753)

Minority interests                                                                 18 483                  21 279
Retained earnings                                                                  14 012                  14 660
Net income                                                                          4 471                   6 619

Provisions for risk and expenses                                                  239 717                 244 731

Financial liabilities                                     IV.4, IV.5, IV.6      1 203 276               1 341 162
Convertible bonds                                                               1 015 580               1 100 924
Other borrowings and financial liabilities                                        187 696                 240 238

Operating and non-operating payables                                            1 882 920               1 993 090
Trade payables                                                                  1 074 860               1 047 188
Other payables                                                                    800 426                 936 155
Deferred tax liabilities                                                            7 634                   9 747
------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY                                                    4 002 753               4 240 649
------------------------------------------------------------------------------------------------------------------


                                      3/12

III.  Consolidated statement of cash flows

-------------------------------------------------------------------------------------------------------------------------
                  (In (euro) thousand)                             Notes     1st half 2004      2003        1st half 2003
-------------------------------------------------------------------------------------------------------------------------
Operating activities

Consolidated net income :         Group share                                    13 935       (395 753)        (58 226)
                                  Minority interests                              4 471          6 619           4 059

Elimination of non cash items :

+ Amortization and depreciation                                                  51 940        274 075         113 180
+ Changes in provisions and deferred taxes                                      (24 973)       130 048          (8 559)
- (Gains) / losses on disposal of fixed assets                                     (945)         6 899           1 490

Income from associates (equity method), net of dividends                           (561)           124             (78)

Operating cash flows                                                             43 867         22 012          51 866

Changes in working capital                                                     (121 177)       132 262           1 270
-------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                       (77 310)       154 274          53 136
-------------------------------------------------------------------------------------------------------------------------
Investments

Purchase of fixed assets                                                        (78 624)      (122 777)        (73 264)
- Intangible and tangible                                                       (18 978)       (55 031)        (31 891)
- Financial                                                                     (59 646)       (67 746)        (41 373)

Proceeds from sale of fixed assets                                               29 352         36 789           7 303
- Intangible and tangible                                                         2 307         23 124           1 704
- Financial                                                                      27 045         13 665           5 599

Net cash position of subsidiaries purchased or sold                              (7 354)         4 789          (1 517)
-------------------------------------------------------------------------------------------------------------------------
Net cash used in investments                                                    (56 626)       (81 199)        (67 478)
-------------------------------------------------------------------------------------------------------------------------
Financing

Dividends paid to Havas' shareholders                                           (14 972)       (29 896)        (29 899)
Dividends paid to minority interests                                             (4 748)       (13 375)         (5 247)
Capital increase                                                                    319          5 697             887

Proceeds from long-term borrowings                                               15 254         12 224           6 352
Repayment of long-term borrowings                                              (107 386)      (153 677)       (145 768)
Changes in cash from financing activities                                       (62 567)        52 990          (7 631)
-------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing                                          (174 100)      (126 037)       (181 306)
-------------------------------------------------------------------------------------------------------------------------
Net incrase (decrease) in cash and cash equivalents                            (308 036)       (52 962)       (195 648)

Cash and cash equivalents brought forward at January 1 (1)                      623 397        697 233         697 233
Currency translation adjustments on cash and cash equivalents                       809        (20 874)         (9 191)
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at December 31 (1)                                    316 170        623 397         492 394
-------------------------------------------------------------------------------------------------------------------------

(1) << Cash and cash equivalents >> at January 1 and December 31 does not include treasury stock which is shown in marketable securities in the balance sheet assets, as it cannot be assimilated as available.


                                      4/12

IV.   Changes in shareholders' equity

----------------------------------------------------------------------------------------------------------------------------------
                                                                         Group share
                                     ------------------------------------------------------------------------------
                                                              Consolidated
                                                   Share        retained                     Currency
     (In (euro) thousand)             Share       premium       earnings        Treasury    translation     Total        Minority
                                     capital      account       and net          stock      adjustments                  interests
                                                                 income
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity as at
December 31, 2002                    122 088     1 786 247       -588 819       -49 739      -104 292     1 165 485        31 853
----------------------------------------------------------------------------------------------------------------------------------
Dividends distributed                                             -29 896                                   -29 896       -13 760
----------------------------------------------------------------------------------------------------------------------------------
Stock options exercised                  390         3 678            -85                                     3 983
----------------------------------------------------------------------------------------------------------------------------------
Conversion of bonds                        1            25                                                       26
----------------------------------------------------------------------------------------------------------------------------------
Treasury stock                                                    -14 002        31 187                      17 185
----------------------------------------------------------------------------------------------------------------------------------
Currency translation adjustments                                                             -120 756      -120 756        -2 276
----------------------------------------------------------------------------------------------------------------------------------
Other movements                                                       113                                       113        -1 157
----------------------------------------------------------------------------------------------------------------------------------
Consolidated net income                                          -395 753                                  -395 753         6 619
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity as at
December 31, 2003                    122 479     1 789 950     -1 028 442       -18 552      -225 048       640 387        21 279
----------------------------------------------------------------------------------------------------------------------------------
Dividends distributed                             -602 206        587 234                                   -14 972        -4 682
----------------------------------------------------------------------------------------------------------------------------------
Stock options exercised                   30           457           -330                                       157
----------------------------------------------------------------------------------------------------------------------------------
Conversion of bonds
----------------------------------------------------------------------------------------------------------------------------------
Treasury stock                                                     -1 419         3 018                       1 599
----------------------------------------------------------------------------------------------------------------------------------
Currency translation adjustments                                                               17 411        17 411           185
----------------------------------------------------------------------------------------------------------------------------------
Other movements                                                      -160                                      -160        -2 770
----------------------------------------------------------------------------------------------------------------------------------
Consolidated net income                                            13 935                                    13 935         4 471
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity as at
June 30, 2004                        122 509     1 188 201       -429 182       -15 534      -207 637       658 357        18 483
----------------------------------------------------------------------------------------------------------------------------------

      In 1992, the goodwill arising on the acquisition of RSCG Group was partially written off against consolidated reserves in accordance with article 248-3 of the Decree of March 27, 1987. Had this goodwill of an amount of (euro)85,758 thousand not been written off, the first half 2004 theoretical amortization would have been increased by (euro)1,072 thousand.

      The goodwill relating to the acquisition of Snyder SNC, which was also written off against equity according to the pooling of interests method, would have increased amortization theoretically by (euro)24,407 thousand.


                                      5/12

V.    Notes to the consolidated financial statements

      Note 1. Principles and methods

      Havas' consolidated financial statements as at June 30, 2004, have been prepared in accordance with the generally accepted rules and accounting principles applicable in France as determined by Regulation CRC 99-02 of the Accounting Regulation Committee, and with the instructions of Regulation CRC 00-06 relating to liabilities.

      Pension obligations and post-employment benefits have been recognized since 2000, according to the projected credit units method which is compliant with the instructions of the CNC ("Conseil National de la Comptabilite") Recommendation No 2003-01 of April 1, 2003.

      Goodwills have been reviewed according to US standard SFAS 142, as Regulation CRC 2002-10 was not applied by anticipation.

      The average rates of major foreign currencies are as follows:

      --------------------------------------------------------------------------
         Foreign currencies       1st half 2004       1st half 2003       2003
      --------------------------------------------------------------------------
      USD                            1,22754             1,10489         1,13088
      --------------------------------------------------------------------------
      GBP                            0,67358             0,68565         0,69190
      --------------------------------------------------------------------------

      Note 2. Scope of consolidation - Goodwill

      During the 1st half 2004, Havas did not acquire any material businesses. On the contrary, Havas sold or closed several companies or division units, as part of the 2003 reorganization plan. In addition, Havas acquired minority interests (buy-outs) and paid earn-outs for prior years' acquisitions which affected the balance sheet goodwill item as follows:

      --------------------------------------------------------------------------
      Changes in goodwill                                     In (euro) thousand
      --------------------------------------------------------------------------
      Gross value at December 31, 2003                            2 058 137
      --------------------------------------------------------------------------
      Acquisitions of new companies                                     657
      --------------------------------------------------------------------------
      Acquisitions of minority interests                              7 242
      --------------------------------------------------------------------------
      Additional payments                                               630
      --------------------------------------------------------------------------
      Disposals                                                     -41 631
      --------------------------------------------------------------------------
      Others                                                           -939
      --------------------------------------------------------------------------
      Currency translation adjustments                               37 620
      --------------------------------------------------------------------------
      Gross value at June 30, 2004                                2 061 716
      --------------------------------------------------------------------------
      Accumulated amortization at June 30, 2004                    -499 639
      --------------------------------------------------------------------------
      Net value at June 30, 2004                                  1 562 077
      --------------------------------------------------------------------------

      Note 3. Treasury stock

      During the 1st half 2004, Havas completed the following transactions:

      -     acquisition of 27,600 treasury stock shares for (euro)138 thousand,

      - disposal of 208,146 shares, valued at (euro)3,155 thousand, of which 19,878 shares for the payment of 2003 Directors' fees, and 188,268 shares for the payment of non material acquisitions.

      As a result, 1,298,959 treasury stock shares held as at June 30, 2004 representing (euro)15,534 thousand were deducted from equity.

      In addition, Havas holds 6,135,158 treasury stock shares which are included in marketable securities, to cover a stock option plan granted to senior executives of the Group. As at June 30, 2004, 2,229,041 options relating to this plan became null and void.

      As at June 30, 2004 the total number of treasury stock shares is 7,434,177 corresponding to 2.43% of outstanding capital stock.


                                      6/12

      Note 4. Net debt

      Between December 31, 2003 and June 2004 the net debt changed as follows:

      ----------------------------------------------------------------------------------------------------------------------------
                                                                          Currency
                                                         31.12.03        translation      Change in     Movements        30.06.04
                (In (euro) thousand)                                     adjustments        scope
      ----------------------------------------------------------------------------------------------------------------------------
      Financial liabilities excluding overdraft         -1,292,889         -3,386             67         154,700        -1,141,508
      ----------------------------------------------------------------------------------------------------------------------------
      Cash including overdraft                             653,030            809         -7,354        -300,683           345,802
      ----------------------------------------------------------------------------------------------------------------------------
      Total                                               -639,859         -2,577         -7,287        -145,983          -795,706
      ----------------------------------------------------------------------------------------------------------------------------
      Marketable securities allowance                       -2,128                                                          -4,216
      ----------------------------------------------------------------------------------------------------------------------------
      Net debt                                            -641,987                                                        -799,922
      ----------------------------------------------------------------------------------------------------------------------------

      The cash flows of the first half 2004 mainly are as follows:

      -     net cash provided by operating activities for a negative amount of
            (euro)77,310 thousand,
      -     net cash used in investing activities for a negative amount of
            (euro)56,626 thousand ,
      -     dividends paid for an amount of (euro)19,720 thousand.

      Investments in intangible and tangible fixed assets (net of disposals) amount to (euro)16,671 thousand representing 2.2% of the revenue.

      Financial investments of (euro)59,646 thousand mainly include buy-out and earn-out payments for (euro)15,463 thousand and (euro)34,904 thousand, respectively.

      In addition, proceeds from disposals of some subsidiaries or divisions incurred during the first half 2004 amount to (euro)27,045 thousand.

      Note 5. Convertible bonds

      The convertible bond OCEANE 1999 was repaid at maturity on January 1, 2004 as planned. The two other OCEANE lines have remained unchanged in the first half 2004. As at June 30, 2004 26,184,277 OCEANE 2000 bonds and 41,860,465 OCEANE 2002 bonds are outstanding and represent a debt of
      (euro)565,580 thousand and (euro)450,000 thousand, respectively.

      Redemption premiums relating to convertible bond OCEANE 2000 due at maturity assuming no conversion nor repurchase from July 1, 2004 amount to
      (euro)100,458 thousand of which (euro)68,415 thousand are provided for as at June 30, 2004.

      Note 6. Financial covenants

      The total amount of financial liabilities is (euro)1,203,276 thousand at June 30, 2004. These liabilities include:

      -     convertible bonds for (euro)1,015,580 thousand,
      -     overdraft for (euro)61,767 thousand,
      - bank borrowings for (euro)92,139 thousand of which (euro)30,216 thousand are subject to financial covenants,
      -     other financial liabilities for (euro)33,790 thousand.

      Only some bank borrowings are subject to covenants applicable on either Havas French GAAP consolidated accounts or its subsidiaries US GAAP consolidated accounts when borrowings are contracted locally.

      Due to market conditions and important reorganizations within the Group since the implementation of these covenants, certain ratios have not always been met. These covenants have then been amended (by waiver of default) with the agreement of the banks to avoid immediate repayment. The borrowings conditioned by these covenants amounted to (euro)17,875 thousand at June 30, 2004 for which waivers have been given on (euro)9,648 thousand at June, 30.

      In addition, total borrowings of (euro)12,341 thousand at June 30, 2004 located in the US are also subject to financial covenants which are applicable to local ratios based on US GAAP accounts. The related ratios will be verified at a later date, and should be met.


                                      7/12

      Financial covenants to be applied to Group consolidated data are as follows:

      -     Minimum amount of shareholders' equity : (euro)380 million
      -     Net debt / EBITDA (excluding exceptional items): 2.75 / 1
      -     Net debt / shareholders' equity : 0.8 / 1
      -     EBIT / net financial income : 5.0 / 1.

      Financial covenants to be applied to local data are as follows:

      -     EBIT / interest expense : 3.0 / 1
      -     Debt / EBITDA : 3.8 / 1
      -     Debt / shareholders' equity: 2.5 / 1.

      Note 7. Net financial income / (expense)

      The net financial income includes, in particular:

      - a provision for redemption premiums of (euro)10,286 thousand relating to December 2000 bonds,
      - the amortization of convertible bond issue costs of (euro)1,848 thousand,
      - and a provision of (euro)1,227 thousand for depreciation of treasury stock shares allocated to the stock option plan and which are included in "Marketable securities".

      Note 8. Exceptional income / (expense)

      The first half 2004 exceptional items mainly are adjustments made to 2003 restructuring costs provided for. These adjustments are additional capital losses on disposals and reversals of provision for vacant premises which are now used by the Group. The exceptional items also include a reversal of provision for MCI WorldCom bad debt as detailed in note 12.

      Note 9. Earnings per share

      The average numbers of shares used for the first half 2004 earnings per share calculation are as follows:

      --------------------------------------------------------------------------
                                Before goodwill               After goodwill
                                 amortization                  amortization
      --------------------------------------------------------------------------
      Basic                       298,715,775                  298,715,775
      --------------------------------------------------------------------------
      Diluted                     343,514,752                  300,150,531
      --------------------------------------------------------------------------

      The adjustment made to the net income before goodwill amortization for the calculation of diluted earnings per share is an income of (euro)6,114 thousand. As the convertible bonds did not produce a dilutive effect on the calculation of diluted earnings per share after goodwill amortization, they were not taken into account in the calculation of the diluted number of shares.

      Note 10. Segment information

      --------------------------------------------------------------------------
                            Revenue       Operating       Fixed        Current
                                           income         assets       assets
      --------------------------------------------------------------------------
      In (euro) million       750             91           1,782        2 220
      --------------------------------------------------------------------------
      Europe                  52%            62%             66%          68%
      --------------------------------------------------------------------------
      North America           40%            33%             30%          25%
      --------------------------------------------------------------------------
      Latin America            4%             3%              2%           3%
      --------------------------------------------------------------------------
      Asia Pacific             4%             2%              2%           4%
      --------------------------------------------------------------------------
      Total                  100%           100%            100%         100%
      --------------------------------------------------------------------------

      Note: The Middle East is included in Asia Pacific.


                                      8/12

      Note 11. Personnel

      --------------------------------------------------------------------------
      Headcount at December 31, 2003                                      15 961
      --------------------------------------------------------------------------
      Acquisitions                                                            45
      --------------------------------------------------------------------------
      Disposals                                                             -480
      --------------------------------------------------------------------------
      Redundancies                                                          -619
      --------------------------------------------------------------------------
      Hirings net of resignations / other                                    145
      --------------------------------------------------------------------------
      Headcount at June 30, 2004                                          15 052
      --------------------------------------------------------------------------

      Note 12. Other information and subsequent events

      1) MCI WorldCom

      On July 21, 2002, WorldCom, now known as MCI, one of our significant clients, now known as MCI, Inc., filed for reorganization under Chapter 11 of the United States Bankruptcy Code. We provide both advertising and marketing services and media services to MCI.

      With respect to the media, we act as an agent for MCI and as an intermediary in the transfer of the client's payments to the applicable media suppliers, which is consistent with the concept of << sequential liability >> adopted by the American Association of Advertising Agencies in 1991 as its standard for the industry.

      On August 4, 2003, Havas and MCI entered into an agreement to compromise the pre-bankruptcy amounts due to Havas. This agreement became effective on April 20, 2004 when MCI emerged from US Chapter 11 protection with the approval of the United States Bankruptcy Court.

      Therefore, Havas Group received US$14,252 thousand during the first half 2004 for total payment of MCI pre-bankruptcy debt of which a substantial portion has been paid to the MCI vendors that Havas Group engaged on MCI's behalf.

      At June 30, 2004, Havas Group settled both accounts receivable from MCI and accounts payable to suppliers for a residual amount of US$18,040 thousand, and wrote back as an exceptional income a provision for bad debt of US$ 6,485 thousand provided for in 2002 relating to commissions and production work and corresponding to excess provision over potential loss.

      Currently, no media vendor is pursuing, nor have any waived, any claim against us for any MCI payables, and it is not currently possible to determine what actions, if any, will be taken in connection with the MCI bankruptcy proceeding, or the possible outcome of any such actions, or the amount of any loss to us that might result. Consequently, although a loss is possible, we cannot at this time reasonably determine the probability of any loss or the magnitude thereof. Therefore no reserve has been recorded.

      2) ASL

      On February 18, 2004, a class action lawsuit was filed in the United States District Court for the Middle District of Florida against American Student List LLC, one of the Company's subsidiaries. The lawsuit alleges that American Student List obtained, disclosed and used information from the Florida Department of Highway Safety and Motor Vehicles in alleged violation of the US Driver's Privacy Protection Act. The named plaintiff seeks to represent a class of 876,665 individuals whose personal information from the Florida Department of Highway Safety and Motor Vehicles records was obtained, disclosed or used for allegedly impermissible uses by American Student List without the express consent of the individual. The lawsuit seeks certification as a class action, liquidated damages in the amount of $2,500 under the Driver's Privacy Protection Act for each instance in which American Student List violated the Act, punitive damages, attorneys' fees and costs, and injunctive and the other relief.


                                      9/12

      The plaintiff subsequently amended his complaint to add a claim for damages based on invasion of privacy under the law of the State of Florida, in order to be compensated for emotional harm and obtain symbolic damages, while still reserving his right to punitive damages with respect to this new claim.

      American Student List filed a motion to deny the claim on the grounds that the plaintiff did not suffer any real harm, and, consequently, had no basis on which to state a claim. American Student List also filed a motion opposing certification of the lawsuit as a class action.

      The lawsuit was dismissed due to procedural error. Because nothing prevented the plaintiff from initiating a new lawsuit that cured the procedural defects of the first, American Student List entered into a settlement agreement with the plaintiff to definitively bring his lawsuit to an end.

      3) Subsequent events

      In July 2004, Grey Global Group Inc, an American group in communication consulting services, listed on the Nasdaq market, started a process of sale of its entire share capital. On September 8, 2004, the Board of Directors of Havas approved the strategy of a merger between Havas and Grey Global Group Inc and therefore, submitted a bid proposal to acquire 100% of Grey Global Group Inc. On September 13, 2004, the Board of Directors of Grey Global Group Inc announced their decision not retaining Havas' offer. Havas took into account this decision and declined to increase its initial offer. Total fees and costs for preparing the acquisition proposal and its financing amounted to (euro) 5 million.

VI.   Report on the activity and the consolidated income of the first half 2004

      1.    Principles and methods

      Havas' consolidated financial statements as at June 30, 2004, have been prepared in accordance with the generally accepted rules and accounting principles applicable in France as determined by Regulation CRC 99-02 of the Accounting Regulation Committee, and with the instructions of Regulation CRC 00-06 relating to liabilities.

      Pension obligations and post-employment benefits have been recognized since 2000, according to the projected credit units method which is compliant with the instructions of the CNC ("Conseil National de la Comptabilite") Recommendation No 2003-01 of April 1, 2003.

      Goodwills have been reviewed according to US standard SFAS 142, as Regulation CRC 2002-10 was not applied by anticipation.

      2.    Group activity

      The first half 2004 activity reflects a reversal of trend comparing to prior years. Indeed, the organic growth becomes positive thanks to a significant positive evolution of Marketing Services in all regions of the world. The first half 2004 figures confirm the objectives of return back to a positive organic growth and a strong rise in profitability for 2004.

      The Group's revenue for the first half 2004 reached (euro)750 million compared to the first half 2003 of (euro)836 million.

      At constant exchange rates and scope, the organic growth is 0.6%.

      At constant exchange rates, the decline is 6.2%.

      On an unadjusted basis, the decline is 10.3%.


                                     10/12

      3.    Consolidated income

      The operating income for the first half 2004 reached (euro)91,263 thousand, compared to the first half 2003 operating income of (euro)68,158 thousand, respectively a margin of 12.2% against 8.2%.

      Net income before goodwill amortization, Group share, for the first half 2004 amounted to (euro)43,234 thousand compared to (euro)25,022 thousand for the first half 2003.

      On a fully diluted basis, earnings per share for the first half 2004 amounted to (euro)0.14 compared to (euro)0.08 for the first half 2003.

      After goodwill amortization, also on a fully diluted basis, earnings per share for the first half 2004 amounted to (euro)0.05 against (euro)-0.20 for the first half 2003.

      4.    First half 2004 balance sheet and cash flow

      Net debt at June 30, 2004 amounted to (euro)800 million against (euro)715 million at June 30, 2003 and (euro)642 million at December 31, 2003.

         This level reflects:

      - a decline in working capital in particular due to payments made on restructuring costs provided for in 2003, return to normal payment conditions for our client MCI, and also negative seasonality for the media division,
      -     strict control of Capex,
      - financial investments limited to payments of planned earn-outs and buy-outs,
      - lower dividend approved by Shareholders general meeting on May 26, 2004 and which was paid on June 17, 2004.

      5.    Net income of Havas SA

      The holding company net income for the first half 2004 amounted to
      (euro)2,340 thousand.

      6.    IFRS project follow up

      The action plan defined in 2003 for preparing the change to IFRS has been rolled out. Indeed:

      - finance manager training is in process and will be completed in September,
      - a new integrated software "Magnitude" for reporting and consolidation is in test process in some subsidiaries and will be deployed across the Group at the end of September,
      - adjustments in connection with the change to IFRS, in application of IFRS 1 "First-time adoption of IFRS" have been identified and the assessment of the full impact is in progress.

      In addition, group accounting principle guide compliant with IFRS is being drawn up. This guide is in the process of being finalized.

      7.    Evolution of the Group's indebtedness

      As at end of August 2004, the amount of convertible bond debt is almost unchanged compared to the position as at June 30, 2004 as mentioned in note 5 of consolidated financial statements:

      - 26 184 277 convertible bonds OCEANE 2000, representing a financial debt of (euro)565,580 thousand,
      - 41 860 455 convertible bonds OCEANE 2002, representing a financial debt of (euro)449,999 thousand (10 convertible bonds have been converted since July 1, 2004).

      In addition, available information on the Group's average net debt relating to both July and August 2004 does not show significant variance in Group's indebtedness since June 30, 2004.

      This position has not been materially affected by any specific matter since June 30, 2004.


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

      8.    2004 Outlook

      The strategic reorganization undertaken since the second half 2003 has been successful. Indeed, results obtained for the first half 2004 give us confidence in our capacity to deliver the objectives fixed for 2004:

      -     return to positive organic growth,
      -     strong rise in profitability.

VII. Statutory Auditors' limited review report on the first half 2004 consolidated interim financial statements

      As the Statutory Auditors of HAVAS, in accordance with Article L. 232-7 of the French Company Law ("Code de Commerce"), we have:

      - conducted a limited review of the accompanying summary of business activities and consolidated income, presented in the form of consolidated interim financial statements of HAVAS, for the six-month period ended June 30, 2004;
      - verified the information disclosed in the management report for the first half 2004.

      These half year consolidated financial statements have been prepared under the responsibility of your Board of Directors. Our responsibility is to draw a conclusion on these financial statements, based on our limited review.

      We conducted our review in accordance with the auditing standards generally accepted in France. Those standards require that we perform a review which provides reasonable assurance, lesser than that which would result from an audit, that the consolidated interim financial statements are free of material misstatement. A review of this type excludes certain audit procedures and consists of analytical procedures and inquiries of group management and any appropriate person to obtain the information that we deemed necessary.

      Based on our limited review, nothing has come to our attention that causes us to believe that the half year consolidated financial statements, prepared in accordance with the accounting principles generally accepted in France, do not present fairly, in all material respects, the consolidated results of operations for the six months ended June 30, 2003 and the consolidated financial position of HAVAS at that date.

      Without calling into question the conclusion expressed above, we draw your attention to the uncertainty as disclosed in note 12 1) of the appendix concerning the potential consequences of the emergence of a client from "Chapter 11".

      We have also verified, in accordance with the auditing standards generally accepted in France, the information provided in the management report for the first half 2004, which explains the consolidated interim financial statements submitted to our review.

      We have no comments to make as to the fair presentation of the management report and as to the conformity of the information provided in the report with the half year consolidated financial statements.


                           Paris, September 16th, 2004

                             The Statutory Auditors
                    Members of "Compagnie Regionale de Paris"

Yves LEPINAY & Associes "FIDINTER"                              Francois BOUCHON


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